UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share
Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Series A: 86272T304
Series B: 86272T403
Series C: 86272T502
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 2 of 11 Pages

1.	Names of Reporting Persons

MARINER INVESTMENT GROUP, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,152,066
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,152,066

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,152,066

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.76%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 3 of 11 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 1,152,066
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		1,152,066

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,152,066

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.76%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 4 of 11 Pages

1.	Names of Reporting Persons

CASPIAN CAPITAL ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 337,139
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		337,139

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

337,139

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

2.27%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 5 of 11 Pages

1.	Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 708,498
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		708,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

708,498

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

4.77%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Strategic Hotels & Resorts, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

200 West Madison Street, Suite 1700
Chicago, Illinois 60606

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Mariner Investment Group, LLC (“Mariner”);

ii)	Caspian Capital LP (“Caspian Capital”);

iii)	Caspian Capital Advisors, LLC (“Caspian Advisors”); and

iv)	Caspian Credit Advisors, LLC (“Caspian Credit”).

This statement relates to Shares (as defined below) held for the accounts of Caspian Capital Partners, L.P., Mariner LDC, Caspian Select Credit Master Fund, Ltd., and Caspian Solitude Master Fund, L.P. (collectively, the “Accounts”).  Mariner serves as the investment advisor for the Accounts.  In connection with a re-organization, Mariner entered into a sub-advisory agreement and managed account agreement with Caspian Capital, an entity controlled by Adam Cohen, David Corleto, and Mark Weissman (the “Principals”), pursuant to which Caspian Capital will provide investment advisory services in respect of certain portfolios, including the Accounts.  Caspian Advisors is the general partner of Caspian Capital Partners, L.P. and Caspian Credit is the general partner of an affiliate of Caspian Select Credit Master Fund, Ltd. and of Caspian Solitude Master Fund, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Caspian Capital, Caspian Advisors and Caspian Credit is 767 Fifth Avenue, New York, New York 10153.  The address of the principal business office of Mariner is 500 Mamaroneck Avenue, Suite 101, Harrison, New York 10528.

Item 2(c).	Citizenship:

i)	Mariner is a Delaware limited liability company;

ii)	Caspian Capital is a Delaware limited partnership;

iii)	Caspian Advisors is a New York limited liability company; and

iv)	Caspian Credit is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Shares”).
Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Shares”).
Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Shares”, and together with Series A Shares and Series B Shares, the “Shares”).

Item 2(e).	CUSIP Number:

Series A: 86272T304
Series B: 86272T403
Series C: 86272T502

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 7 of 11 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Mariner is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)  Each of Mariner and Caspian Capital may be deemed the beneficial owner of 1,152,066 Shares.  This number consists of (1) 106,429 Shares held for the account of Mariner LDC, which consists of 46,313 Series A Shares, 18,468 Series B Shares and 41,648 Series C Shares, (2) 337,139 Shares held for the account of Caspian Capital Partners, L.P., which consists of 146,106 Series A Shares, 58,529 Series B Shares and 132,504 Series C Shares, (3) 606,005 Shares held for the account of Caspian Select Credit Master Fund, Ltd., which consists of 263,018 Series A Shares, 104,874 Series B Shares and 238,113 Series C Shares, and (4) 102,493 Shares held for the account of Caspian Solitude Master Fund, L.P., which consists of 101,700 Series A Shares, 629 Series B Shares and 164 Series C Shares.

(ii)  Caspian Advisors may be deemed the beneficial owner of 337,139 Shares, which consists of 146,106 Series A Shares, 58,529 Series B Shares and 132,504 Series C Shares.  This number consists of 337,139 Shares held for the account of Caspian Capital Partners, L.P.

(iii)  Caspian Credit may be deemed the beneficial owner of 708,498 Shares, which consists of 364,718 Series A Shares, 105,503 Series B Shares and 238,277 Series C Shares.  This number consists of (1) 606,005 Shares held for the account of Caspian Select Credit Master Fund, Ltd. and (2) 102,493 Shares held for the account Caspian Solitude Master Fund, L.P.

Item 4(b).	Percent of Class:

(i)  The number of Shares of which each of Mariner and Caspian Capital may be deemed to be the beneficial owner constitutes approximately 7.76% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q filed on November 4, 2010, there were 14,838,750 Shares outstanding).

(ii) The number of Shares of which Caspian Advisors may be deemed to be the beneficial owner constitutes approximately 2.27% of the total number of Shares outstanding.

(iii) The number of Shares of which Caspian Credit may be deemed to be the beneficial owner constitutes approximately 4.77% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Mariner
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,152,066
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,152,066

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,152,066
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,152,066

Caspian Advisors
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	337,139
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	337,139

Caspian Credit
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	708,498
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	708,498

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Principals of Caspian Capital, Caspian Advisors and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the accounts of Caspian Capital, Caspian Advisors and Caspian Credit in accordance with their ownership interests in Caspian Capital, Caspian Advisors and Caspian Credit.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	MARINER INVESTMENT GROUP, LLC

By: /s/ Charles R. Howe II
Name: Charles R. Howe II
Title: President

Date: February 11, 2011	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 11, 2011	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 11, 2011	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 10 of 11 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 11, 2011, by and among Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC and Caspian Credit Advisors, LLC	11

CUSIP NO. 86272T304, 86272T403, 86272T502	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share and Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Strategic Hotels & Resorts, Inc. dated as of February 11, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 11, 2011	MARINER INVESTMENT GROUP, LLC

By: /s/ Charles R. Howe II
Name: Charles R. Howe II
Title: President

Date: February 11, 2011	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 11, 2011	CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: February 11, 2011	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory